UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 6

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

zulily, inc.

(Name of Subject Company)

MOCHA MERGER SUB, INC.

(Offeror)

LIBERTY INTERACTIVE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

989774104

(CUSIP Number of Class of Securities)

CLASS B COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

989774203

(CUSIP Number of Class of Securities)

Richard N. Baer

Senior Vice President and General Counsel

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copy to:

Robert W. Murray, Jr.

Renee Wilm

Jonathan Gordon

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,161,004,518.96	$134,908.73

(1)          Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on (a) the product of (i) $17.76, which represents the average of the high and low sales prices of zulily, inc. (“zulily”) Class A common stock as reported on the Nasdaq Global Select Market on August 28, 2015 and (ii) 138,544,692, which represents the number of shares of zulily Class A common stock and Class B common stock outstanding as of August 28, 2015, plus the aggregate number of shares of zulily Class A common stock and Class B common stock issuable upon exercise and conversion of all outstanding stock options and restricted stock units as of such date minus (b) $1,298,856,487.50, the estimated minimum aggregate amount of cash to be paid by Liberty Interactive in the exchange offer and subsequent merger.

(2)          The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act of 1934 equals 0.0001162 multiplied by the transaction valuation.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134,908.73	Filing Party: Liberty Interactive Corporation
Form or Registration No.: Form S-4	Date Filed: September 1, 2015

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”), and Mocha Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Liberty Interactive (“Purchaser”) with the Securities and Exchange Commission (the “SEC”) on September 1, 2015, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on September 11, 2015, Amendment No. 2 to the Schedule TO filed with the SEC on September 17, 2015, Amendment No. 3 to the Schedule TO filed with the SEC on September 21, 2015, Amendment No 4. to the Schedule TO filed with the SEC on September 23, 2015 and Amendment No. 5 to the Schedule TO filed with the SEC on September 24, 2015. The Schedule TO relates to the offer (the “Offer”) by Purchaser to exchange each issued and outstanding share of common stock of zulily, inc., a Delaware corporation (“zulily”), for consideration (the “Offer Consideration”) consisting of:

•                  $9.375 in cash, without interest, and

•                  0.3098 of a share of Series A QVC Group common stock of Liberty Interactive, par value $0.01 per share,

subject to the terms and conditions described in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below). Capitalized terms used not but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO and the related exhibits incorporated therein by reference.

The Offer was made pursuant to an Agreement and Plan of Reorganization, dated as of August 16, 2015 (as it may be amended from time to time, the “Reorganization Agreement”), by and among Liberty Interactive, Purchaser, Ziggy Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned merger subsidiary of Liberty Interactive (“Merger Sub 2”), and zulily, which contemplates the Offer and the subsequent merger of Purchaser with and into zulily (the “first merger”) with zulily surviving. In the first merger, which is expected to occur on the same day the Offer is consummated, each outstanding share of zulily common stock that Purchaser did not acquire in the Offer, other than those shares held by Liberty Interactive, Purchaser, Merger Sub 2 or zulily, or stockholders of zulily who properly demand appraisal in accordance with Delaware law (and who do not fail to perfect or otherwise effectively withdraw their demand or otherwise waive or lose their right to appraisal), will automatically be converted into the Offer Consideration. Immediately after the first merger, (i) zulily will become a wholly owned subsidiary of Liberty Interactive, and the former zulily stockholders will no longer have any direct ownership interest in zulily or its business and (ii) zulily will merge with and into Merger Sub 2 (the “second merger”). Merger Sub 2 will survive and be renamed “zulily, llc.”  The first merger and the second merger are referred to together as the “mergers.”

On September 1, 2015, Liberty Interactive filed with the SEC a registration statement on Form S-4, as amended on September 23, 2015 (as amended from time to time, the “Registration Statement”) relating to the shares of Liberty Interactive Series A QVC Group common stock to be issued to zulily stockholders and holders of stock options and restricted stock units in the Offer and the mergers. The Registration Statement was declared effective by the SEC on September 23, 2015. The terms and conditions of the Offer and the mergers are described in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (as amended from time to time, the “Prospectus/Offer to Exchange”), and the related letter of transmittal (as it may be amended from time to time, the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A) hereto, respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Liberty Interactive or Purchaser, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Reorganization Agreement, a copy of which is filed as Exhibit (d)(1) hereto, is incorporated into this Schedule TO by reference.

Items 1 through 11.

Items 1 through 9 and 11 are hereby amended and supplemented by adding the following text thereto:

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At 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on September 30, 2015 (the “Expiration”), the Offer expired as scheduled and was not further extended. Purchaser was advised by the depositary for the exchange offer that as of the Expiration, a total of 38,767,541 shares of zulily Class A common stock and 55,871,136 shares of zulily Class B common stock were validly tendered into and not validly withdrawn from the Offer, representing in the aggregate more than a majority of the voting power of zulily’s common stock outstanding as of the Expiration. The zulily shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition (as defined in the Prospectus/Offer to Exchange). All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment  all zulily shares that were validly tendered into and not validly withdrawn from the Offer.  The Purchaser has deposited with the depositary the Offer Consideration, consisting of $9.375 in cash, without interest, and 0.3098 of a share of Series A QVC Group common stock of Liberty Interactive,  for each such accepted zulily share.  Payment of such Offer Consideration has commenced.

Following the consummation of the Offer, Liberty Interactive and Purchaser completed the acquisition of zulily pursuant to the terms of the Reorganization Agreement, through the first merger and the second merger.  In accordance with the Reorganization Agreement, Merger Sub 2 survived and has been renamed “zulily, llc.”

Following consummation of the mergers, zulily requested that the Nasdaq Global Select Market remove the zulily shares from  listing on Nasdaq.  Nasdaq filed a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act and the regulations thereunder. The parties intend to take steps to cause the termination of the registration of zulily shares under the Exchange Act and suspend all of zulily’s reporting obligations under the Exchange Act as promptly as practicable.

On October 1, 2015, Liberty Interactive issued a press release announcing the expiration and results of the Offer and a second press release announcing the consummation of the mergers. The full text of each press release is attached as Exhibit (a)(5)(L) and (a)(5)(M) to the Schedule TO and is incorporated herein by reference.

Item 12.         Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

(a)(5)(L) Press release issued by Liberty Interactive and zulily, inc., dated October 1, 2015

(a)(5)(M) Press release issued by Liberty Interactive, dated October 1, 2015.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2015

MOCHA MERGER SUB, INC.

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Richard N. Baer
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

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